Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Announces Revised Financial Results for the Fourth Quarter and the Full Year Ended
December 31, 2008

Beijing, China (June 30, 2009) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or the “Company”) (NYSE: QXM), a domestic manufacturer of mobile handsets in China, today announced its revised financial results for the fourth quarter and the full year ended December 31, 2008.
After the Company’s earnings release on May 12, 2009, Qiao Xing Mobile continued to finalize its full year 2008 financial results and determined that it was necessary to record a non-cash intangible asset impairment charge to write-down the value of its CECT brand due to the Company’s strategic shift to focus more on its high-end VEVA brand.
The impairment charge resulted in a RMB22.3 million decrease in the Company’s full year net income from the previously reported RMB446.1 million to RMB423.8 million and a RMB0.39 decrease in its diluted earnings per share from RMB7.38 to RMB6.99. For the fourth quarter ended December 31, 2008, the impairment charge reduced the Company’s net income from RMB56.3 million to RMB34.0 million while diluted earnings per share decreased from RMB0.93 to RMB0.56. The full impact of the impairment charge on the Company’s financial statements is set out in the attached statements.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on GSM, TD-SCDMA and WCDMA standards. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. In 2008, Qiao Xing Mobile introduced the VEVA series of mobile phones and began to open its own retail stores to target mid-income consumers in major cities throughout China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generate higher profit margins. For more information, please visit http://www.qxmc.com.
For further information, contact:
Ms. Shi Heng
Qiao Xing Mobile Communication Co., Ltd.
Tel: 86 10 8219 3706
Email: shiheng@cectelecom.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(Amounts in thousands)

	December 31, 2008
		Previously
	Revised	announced
	RMB	RMB

Assets

Cash	2,907,148	2,907,148
Restricted cash	136,299	136,299
Accounts receivable, net	462,282	462,282
Bills receivable	43,516	43,516
Inventories	183,169	183,169
Prepayments to suppliers	363,907	363,907
Prepaid expenses and other current assets	38,996	38,996
Deferred income taxes	6,994	6,994
Deferred debt issuance costs, net	34,689	34,689

Total current assets	4,177,000	4,177,000

Property, machinery and equipment, net	167,233	167,233
Land use rights	35,304	35,304
Equity investment	7,803	7,803
Goodwill	112,814	112,814
Other intangible assets, net	22,766	49,001

Total assets	4,522,920	4,549,155

Liabilities, minority interests and shareholders’ equity

Short-term borrowings	983,950	983,950
Accounts payable	52,047	52,047
Prepayments from customers	42,551	42,551
Accrued liabilities	50,014	50,014
Amounts due to related parties	11,155	11,155
Other payables and current liabilities	7,227	7,227
Income taxes payable	38,462	38,462
Embedded derivative liability	124,130	124,130
Convertible notes	206,211	206,211

Total current liabilities	1,515,747	1,515,747

Deferred income taxes	320	4,255

Total liabilities	1,516,067	1,520,002

Minority interests	92,065	92,065

Shareholders’ equity	2,914,788	2,937,088

Total liabilities, minority interests and shareholders’ equity	4,522,920	4,549,155

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Year ended		Three months ended
	December 31, 2008		December 31, 2008
		Previously		Previously
	Revised	announced	Revised	announced
	RMB	RMB	RMB	RMB
Revenues	2,153,873	2,153,873	557,847	557,847
Cost of goods sold	(1,287,096)	(1,287,096)	(336,749)	(336,749)

Gross profit	866,777	866,777	221,098	221,098
Selling and distribution expenses	(146,551)	(146,551)	(35,388)	(35,388)
General and administrative expenses	(44,231)	(44,231)	(8,838)	(8,838)
Research and development expenses	(29,242)	(29,242)	(8,545)	(8,545)
Amortization of intangible assets	(11,727)	(11,727)	(1,190)	(1,190)
Impairment of intangible assets	(26,235)	—	(26,235)	—

Operating income	608,791	635,026	140,902	167,137
Interest income	24,405	24,405	4,658	4,658
Interest expense	(165,506)	(165,506)	(65,783)	(65,783)
Foreign exchange gain (loss), net	(5,142)	(5,142)	1,700	1,700
Gain (loss) on remeasurement of embedded derivatives	144,939	144,939	(7,774)	(7,774)
Loss on extinguishment of convertible debts	(10,634)	(10,634)	—	—
Other income (loss), net	(1,431)	(1,431)	1,642	1,642

Income before income tax expense, minority interests and extraordinary item	595,422	621,657	75,345	101,580
Income tax expense	(155,717)	(159,652)	(37,395)	(41,330)

Income before minority interests and extraordinary item	439,705	462,005	37,950	60,250
Minority interests	(15,901)	(15,901)	(3,901)	(3,901)

Income before extraordinary item	423,804	446,104	34,049	56,349
Extraordinary item — gain on acquisition of additional equity interest in CECT	—	—	—	—

Net income	423,804	446,104	34,049	56,349

Earnings per share:
- Basic	7.52	7.91	0.56	0.93

- Diluted	6.99	7.38	0.56	0.93

Weighted average number of shares outstanding:
- Basic	49,216,000	49,216,000	47,610,000	47,610,000

- Diluted	56,386,000	56,386,000	47,610,000	47,610,000